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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

Commission File Number

CS China Acquisition Corp.
(Translation of registrant’s name into English)

Room 1708 Dominion Centre, 43-59 Queen's Road East, Wanchai, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F. ☒ Form 40-F. ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes. ☐ No. ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

CS CHINA ACQUISITION CORP. (“CS CHINA”) INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS SHAREHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING CS CHINA SECURITIES, REGARDING ITS ACQUISITION OF ALL THE OUTSTANDING CAPITAL STOCK OF ASIA GAMING & RESORT , LTD. (“AGRL”), AS DESCRIBED IN THIS REPORT.  THIS REPORT ON FORM 6-K WILL BE DISTRIBUTED TO PARTICIPANTS AT SUCH PRESENTATIONS.

CS CHINA, AGRL AND SPRING FORTUNE INVESTMENT LTD., THE CURRENT PARENT COMPANY OF AGRL, AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICIATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF CS CHINA SHAREHOLDERS TO BE HELD TO APPROVE THE ACQUISITION.

EARLYBIRDCAPITAL, INC. AND ROTH CAPITAL PARTNERS, WHO ACTED AS UNDERWRITERS IN CS CHINA’S INITIAL PUBLIC OFFERING, WILL RECEIVE DEFERRED UNDERWRITING COMMISSIONS TOTALLING $993,600 UPON CONSUMMATION OF THE ACQUISITION.  IF THE ACQUISITION IS NOT CONSUMMATED AND CS CHINA DOES NOT CONSUMMATE ANOTHER BUSINESS COMBINATION TRANSACTION BY FEBRUARY 15, 2011, SUCH DEFERRED UNDERWRITNG COMMISSIONS WILL BE FORFEITED BY THE UNDERWRITERS AND WILL BE INCLUDED AMONG THE FUNDS THAT WILL BE AVAILABLE TO THE CS CHINA SHAREHOLDERS UPON LIQUIDATION.

SHAREHOLDERS OF CS CHINA AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, CS CHINA’S PROXY STATEMENT IN CONNECTION WITH CS CHINA’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING BECAUSE THE PROXY STATEMENT WILL CONTAIN IMPORTANT INFORMATION.  SUCH PERSONS CAN ALSO READ CS CHINA’S FINAL PROSPECTUS, DATED AUGUST 11, 2008 FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF THE CS CHINA OFFICERS AND DIRECTORS AND OF EARLYBIRDCAPITAL, INC. AND ROTH CAPITAL PARTNERS AND THEIR RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THIS BUSINESS COMBINATION.  THE PROXY STATEMENT WILL BE MAILED TO SHAREHOLDERS AS OF THE CLOSE OF BUSINESS ON JANUARY 13, 2010, WHICH HAS BEEN ESTABLISHED AS THE RECORD DATE FOR VOTING ON THE ACQUISITION.  SHAREHOLDERS WILL ALSO BE ABLE TO OBTAIN A COPY OF THE PROXY STATEMENT, WITHOUT CHARGE, BY DIRECTING A REQUEST TO:  CS CHINA ACQUISITION CORP., ROOM 1708 DOMINION CENTRE, 43-59 QUEEN’S ROAD EAST, WANCHAI, HONG KONG.  THE PROXY STATEMENT, ONCE AVAILABLE, WILL BE FILED WITH THE SEC UNDER A FORM 6-K AND MAY THEREFORE ALSO BE OBTAINED, WITHOUT CHARGE, AT THE SECURITIES AND EXCHANGE COMMISSION’S INTERNET SITE (http://www.sec.gov).

Stock Purchase Agreement

On October 6, 2009, CS China Acquisition Corp. (“CS China”) entered into a Stock Purchase Agreement (the “Agreement”) with Asia Gaming & Resort, Ltd. (“AGRL”) and Spring Fortune Investment Ltd. (the “Shareholder”). Pursuant to the Agreement, CS China will purchase all of the outstanding shares of AGRL stock from the Shareholder.

On January 11, 2010, CS China, AGRL and the Shareholder entered into Amendment No. 3 to the Agreement.  The Agreement, as originally signed, had provided that 90% of the shares that will be issued to the Shareholder at the closing of the acquisition, which would represent 54% of the total number of shares then outstanding if there were no redemptions or repurchases by CS China, would be restricted from sale during the one year period following the closing of the acquisition. Because of the possibility that significant numbers of Public Shares might be redeemed or purchased by CS China, which would reduce the trading market for the ordinary shares as well as the working capital available to AGRL, it was agreed to change this so that such restriction will apply only to shares in excess of that number of ordinary shares equal to 47% of the number of ordinary shares outstanding immediately after the closing, taking into account all shares that have been redeemed or purchased by CS China, less the number of ordinary shares owned by all shareholders other than Shareholder immediately after the closing, provided that no less than 53% of the total number of outstanding shares be subject to sale restrictions during such period. Of such shares that may be sold in the public market, one-third must be sold at a price equal to or greater than $9.50 per share, an additional one third must be sold at a price equal to or greater than $8.50 per share and all of such shares must be sold at a price equal to or greater than $7.50 per share. With respect to shares issued as incentive consideration, no sales in the public market may be made until the later of one year from the closing date or three months after the date of their issuance in excess of 10% of the number of shares so issued in each instance without the prior written consent of such committee. No private sales of any of such shares will be made during the periods during which the sale restrictions referred to previously in this paragraph apply unless the buyer acknowledges and agrees in writing to such restrictions. The allowable amount of shares that may be sold during such period may be increased only with the consent of at least of five of the seven directors of CS China. The proceeds of such sales, up to an amount equal to amounts expended from the trust account for redemptions and purchases, are to be loaned to AGRL, without interest, until such time as the working capital of AGRL is at least $100,000,000. All sales of shares issued pursuant to the purchase agreement shall be made in accordance with all U.S. securities laws. Certificates representing CS China ordinary shares issued pursuant to the purchase agreement will bear a legend to the effect of these provisions.

The Agreement was previously amended as reported in CS China’s Reports of Foreign Private Issuer on Form 6-K filed on November 17, 2009 and December 11, 2009.  A copy of the January 11, 2009 amendment is filed as Exhibit 10.1 to this Report.

Exhibits

Exhibit	Description

10.1	Amendment No. 3 to Stock Purchase Agreement, dated January 11, 2010, among CS China Acquisition Corp., Asia Gaming & Resort, Ltd. and Spring Fortune Investment Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2010	CS China Acquisition Corp.
(Registrant)

	By:	/s/ James R. Preissler
Chief Financial Officer